The depositor has filed a registration statement (including prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. These documents may be obtained free of charge by visiting EDGAR on the SEC’s Internet website at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-323-5678.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

Final Terms of the Offered Certificates

The issuing entity will offer the following securities pursuant to the prospectus supplement:

Class	Approximate Initial Class Principal or Notional Balance(1)	Approximate Initial Annual Certificate Interest Rate	Type	S&P Rating(10)	Fitch Rating(10)	Moody’s Rating(10)	Rated Final Distribution Date(11)
1A1	$ 19,656,000	6.20736%(3)	Super Senior	AAA	AAA	Aaa	October 2037
1A2*	$ 1,341,000	6.20736%(3)	Senior Support	AAA	AAA	Aaa	October 2037
2A1	$ 75,233,000	6.10938%(4)	Super Senior	AAA	AAA	Aaa	October 2037
2A2	$ 95,418,000	5.66938%(5)	Super Senior	AAA	AAA	Aaa	October 2037
2A3*	$ 11,636,000	6.10938%(4)	Senior Support	AAA	AAA	Aaa	October 2037
2X	$ 95,418,000(2)	0.44000%(5)	Interest Only	AAA	AAA	Aaa	July 2012
3A1	$ 391,616,000	6.00732%(6)	Super Senior	AAA	AAA	Aaa	October 2037
3A2	$ 26,702,000	6.00732%(6)	Senior Support	AAA	AAA	Aaa	October 2037
4A1	$ 102,139,000	6.25218%(7)	Super Senior	AAA	AAA	Aaa	October 2037
4A2*	$ 6,965,000	6.25218%(7)	Senior Support	AAA	AAA	Aaa	October 2037
M	$ 23,942,000	6.07509%(8)	Subordinate	AA+	AA+	NR	October 2037
B1*	$ 4,431,000	6.07509%(8)	Subordinate	AA+	AA	NR	October 2037
B2*	$ 6,996,000	6.07509%(8)	Subordinate	A+	A	NR	October 2037
B3*	$ 2,721,000	6.07509%(8)	Subordinate	A-	BBB	NR	October 2037
R	$ 100	6.20736%(9)	Residual	AAA	AAA	NR	October 2037
RC	$ 100	6.20736%(9)	Residual	AAA	AAA	NR	October 2037

Each class of offered certificates is designed to receive monthly distributions of interest, principal or both commencing on March 26, 2007. In addition to the offered certificates, the issuing entity will issue the Class B4, Class B5 and Class B6 certificates that are not offered by the prospectus supplement.

(*)
The Class 1A2, Class 2A3, Class 4A2, Class B1, Class B2 and Class B3 certificates will not be purchased by the underwriters but will be transferred to an affiliate of the sponsor as partial consideration for the sale of the mortgage loans to the depositor.

(1)	These amounts are approximate. They are subject to an upward or downward variance of no more than 10%.

(2)
The Class 2X certificates are interest-only certificates and will be paid interest based on a notional amount equal to the outstanding class principal balance of the Class 2A2 certificates. The Class 2X certificates will not be entitled to payments of any kind after the distribution date in July 2012.

(3)
For each distribution date, the certificate rate for the Class 1A1 and Class 1A2 certificates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in loan group 1.

(4)
For each distribution date, the certificate rate for the Class 2A1 and Class 2A3 certificates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in loan group 2.

(5)
The certificate rate for the Class 2A2 certificates will equal the weighted average of the net rates of the mortgage loans in loan group 2 minus the certificate rate of the Class 2X certificates. The certificate rate for the Class 2X certificates (x) up to and including the distribution date in July 2012, will be 0.44000% per annum, and (y) any distribution date thereafter, will be 0.00000% per annum.

(6)
For each distribution date, the certificate rate for the Class 3A1 and Class 3A2 certificates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in loan group 3.

(7)
For each distribution date, the certificate rate for the Class 4A1 and Class 4A2 certificates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in loan group 4.

(8)
For each distribution date, the certificate rate for the Class M, Class B1, Class B2 and Class B3 certificates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in loan group 1, loan group 2, loan group 3 and loan group 4, weighted on the basis of the related group subordinate amount, as described under “Description of the Certificates—Priority of Distributions” in the prospectus supplement.

(9)
The certificate rate for each of the Class R and Class RC certificates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in loan group 1. The Class R certificates represent the residual interest in the upper tier REMIC and the Class RC certificates represent the residual interest in the lower tier REMIC that will hold the mortgage loans, as described under “Federal Income Tax Consequences” in the prospectus supplement.

(10)	See “Certificate Ratings” in the prospectus supplement. The designation “NR” means the class of certificates is not rated by the applicable rating agency.

(11)	Calculated as described in the prospectus supplement; the actual final payment to any class of certificates could be significantly earlier.